

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 8, 2009

Mr. Gary Shell
Chief Financial Officer
EMS Technologies, Inc.
660 Engineering Drive
Norcross, Georgia 30092

      RE: EMS Technologies, Inc.
           Form 10-K for the year ended December 31, 2008
           Filed March 16, 2009
           File No. 000-06072

Dear Mr. Shell:

      We have reviewed your supplemental response dated July 1, 2009 and have the following comment. Please address the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 10

1.   We note your response to prior comment 6 from our letter dated June 9, 2009. We note that you have concluded that the actual performance targets are not material because of your other disclosures regarding the actual amount of the bonus paid, the extent to which the targets were achieved and the fact that the targets were based on the operating income of the division. While these disclosures are meaningful to investors, they do not affect the materiality of the threshold levels that must be reached for payment to each named executive officer. In future filings, disclose the threshold levels that must be reached for payment to each named executive officer. To the extent that these targets exclude various items not in the control of divisional management, please provide additional disclosure with respect to the items excluded.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director